                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                                  Wickes Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  967 446 105
                                 (CUSIP Number)

                                 Gary M. Goltz
                           Imagine Investments, Inc.
                   8150 North Central Expressway, Suite 1901
                              Dallas, Texas 75206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 5, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(v)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 967 446 105
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     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     James M. Fail

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
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     3)  SEC Use Only
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     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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     6)  Citizenship or Place of Organization   Texas

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
 Beneficially          (8)  Shared Voting Power       1,000,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  1,000,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    IN

--------------------------------------------------------------------------------

CUSIP No. 967 446 105
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     James M. Fail Living Trust

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization   Alaska

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
  Beneficially         (8)  Shared Voting Power       1,000,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  1,000,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    IN

--------------------------------------------------------------------------------

CUSIP No. 967 446 105
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     Stone Holdings, Inc.
                                     75-2681508

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
  Beneficially         (8)  Shared Voting Power       1,000,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  1,000,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    HC

--------------------------------------------------------------------------------

CUSIP No. 967 446 105
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     Imagine Investments, Inc.
                                     75-270944

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
  Beneficially         (8)  Shared Voting Power       1,000,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  1,000,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.  Security and Issuer

      This statement relates to the common stock, par value $ .01 per share (the "Shares"), of Wickes Inc. (the "Corporation"), which is located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2.  Identity and Background

      This statement is filed by Imagine Investments, Inc., a Delaware corporation, which is located at 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Imagine Investments, Inc. is a wholly-owned subsidiary of Stone Investments, Inc., a wholly-owned subsidiary of Stone Capital, Inc., a wholly-owned subsidiary of Stone Holdings, Inc., which is wholly owned by the James M. Fail Living Trust dated December 18, 1996, which is exclusively controlled by James M. Fail. All of these parties (the "Reporting Persons") share the above address. For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing corporations (collectively, "Covered Persons"), please see Schedule I annexed hereto and incorporated herein by reference. The corporations do not engage in any business activity other than holding the common stock of their subsidiaries. During the last five years, none of these Reporting Persons or the Covered Persons have been convicted in a criminal proceeding. During the last five years, none of these parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

      The working capital of Imagine Investments, Inc. and its parent, Stone Investments, Inc., was used in making the purchase.

Item 4.  Purpose of Transaction:

      The transaction is solely for investment purposes.

Item 5.  Interest in Securities of the Issuer:

     (a) Imagine Investments, Inc. is the direct beneficial owner of 1,000,000 Shares, including an option to purchase 750,000 shares (the "Option"). The Option is not exercisable to the extent that such exercise would cause Imagine Investments, Inc. to be deemed an Interested Stockholder within the meaning of Section 203 of the Delaware General Corporation Law (an "Interested Stockholder"), unless, prior to exercise of the Option the Board of Directors of Wickes, Inc. approves Imagine Investments, Inc.'s acquiring 15% or more of the outstanding common stock of Wickes, Inc. so as to prevent Imagine Investments, Inc. and its affiliates from becoming an Interested Stockholder. Robert T. Shaw, the President of Imagine

         Investments, Inc., is the beneficial owner of 375,728 shares of the common stock of Wickes, Inc. His percentage ownership in Wickes, Inc. may be aggregated with that of Imagine Investments, Inc. for the purpose of determining whether Imagine Investments, Inc. is an Interested Stockholder. Imagine Investments, Inc. beneficially owns approximately 12.2% of the Shares outstanding on October 5, 1998. By virtue of the relationships described under Item 2 of this statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Imagine Investments, Inc.

     (b) Investments, Inc. has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Shares.

     (c) Not applicable.

     (d) Imagine Investments, Inc. has the power to receive and the right to direct the proceeds from the sale of the Shares held by it.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

      On October 5, 1998, Riverside and Imagine entered into a Stock Purchase Agreement dated the same date (the "Imagine Agreement"). Under the Imagine Agreement, Riverside granted Imagine (i) an option to acquire an additional 750,000 shares of Common Stock at a purchase price of $3.25 per share in cash (the "Call Option") and (ii) Riverside granted Imagine a right of first refusal with respect to all of the shares of Common Stock beneficially owned by it (the "Right of First Refusal").

      In addition, under the Imagine Agreement, if on November 4, 1998, Imagine has not exercised the Call Option as to at least 200,000 shares, Riverside has the option to cause Imagine to be obligated to purchase the number of shares of Common Stock equal to the difference between 200,000 shares and the number of shares as to which the Class Option has previously been exercised. This "put" option may be exercised by Riverside at any time after November 4 and on or before November 14, 1998.

      The Call Option is exercisable for up to 750,000 shares of Common Stock, but is not exercisable to the extent that such exercise would cause Imagine to be deemed an Interested Stockholder within the meaning of Section 203 of the Delaware General Corporation Law (an "Interested Stockholder"), unless prior to exercise of the option the Board of Directors of Wickes approves Imagine's acquiring more than 15% of the outstanding shares of Common Stock so as to prevent Imagine and its affiliates from becoming an Interested Stockholder. The Call Option is exercisable in whole or in part on or before November 4, 1998, except that to the extent that the Call Option is not exercisable by because of the matter described in the last clause of the preceding sentence, the Call Option may be exercised in whole or in part by notice given by Imagine to Riverside on or before the earlier to occur of (i) October 5, 1999 or (ii) 30 days after Imagine has received written notice from Riverside certifying that the Wickes Board of Directors has approved Imagine and its affiliates purchasing more than 15% of the outstanding Common Stock so that Imagine will not be deemed an Interested Stockholder. Riverside agreed to use its best efforts to cause Wickes' Board of Directors to approve the matter referred to in the preceding sentence.

     Pursuant to the Right of First Refusal, prior to the date eighteen months after October 5, 1998, Riverside may not effect any Disposition (other than a Permitted Disposition) (in each case as defined in the Imagine Agreement), except in compliance with the Right of First Refusal. Prior to making any Disposition (other than a Permitted Disposition), Riverside must first make an offer ("Offer") to Dispose of all of the shares of Common Stock of which it desires to Dispose to Imagine, specifying in reasonable detail, the nature of the transaction in which Riverside wishes to dispose of such shares. If Imagine accepts an Offer within 15 days of the Offer in whole or in part, Riverside will be obligated to Dispose of such shares described in the Offer to Imagine on the terms and conditions set forth in the Offer. If Imagine does not accept an Offer within 15 days of the Offer, Riverside may at any time between the 16th day and the closing of business on the 106th day after the Offer make the Disposition described in the Offer. Notwithstanding anything elsewhere contained in the Imagine Agreement, Imagine will not be permitted to exercise the Right of First Refusal to the extent that such exercise would cause any Person or Group (as defined in the Wickes Indenture related to its 11 5/8% Senior subordinated Note due 2003 (the "Wickes Indenture")), other than Riverside (as defined in the Wickes Indenture), to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any securities of Wickes such that, as a result of such exercise, such Person or Group beneficially owns, directly or indirectly, at least 30% of Wickes' then outstanding voting securities entitled to vote on a regular basis for a majority of the Board of Directors or other equivalent governing body thereof, unless at such time Riverside beneficially owns an amount of voting securities greater than the amount sold by such Person or Group.

     In addition, under the Imagine Agreement, (i) Riverside represented that it does not intend at any time within the next three years to cause Wickes to issue any share of, or any securities or rights convertible into or exchangeable or exercisable for, Wickes' voting capital stock, other than pursuant to existing or future incentive, compensation, benefit or similar plan and programs, (ii) Riverside assigned its rights with respect to the shares of Common Stock acquired under the Imagine Agreement under that certain registration rights agreement dated September 2, 1993 between Riverside and Wickes with respect to such shares, (iii) Riverside agreed to, and agreed to use its best efforts to cause Wickes to, coordinate the various filings with the Securities and Exchange Commission necessary or appropriate with respect to the subject matter of the Imagine Agreement and related matters, and (iv) upon request by Imagine, Riverside agreed to use its best efforts to cause Wickes to effect the securities law registration of Common Stock held by Imagine.

Item 7.  Material to be Filed as Exhibits:

         A      Stock Purchase Agreement


                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  /s/ James M. Fail
                                 --------------------------------------------
                                 James M. Fail
                                 Date: October 15, 1998

                              James M. Fail Living Trust


                              By: /s/ James M. Fail
                                  -------------------------------------
                              Its: Trustee
                                   ------------------------------------
                              Date: October 15, 1998


                              Stone Holdings, Inc.


                              By: /s/ James M. Fail
                                  -------------------------------------
                              Its: Chief Executive Officer
                                   ------------------------------------
                              Date: October 15, 1998


                              Imagine Investments, Inc.


                              By: /s/ Robert T. Shaw
                                  -------------------------------------
                              Its: President
                                   ------------------------------------
                              Date: October 15, 1998

                                  SCHEDULE I

  Following are the executive officers and directors of all the corporate entities:

Stone Holdings, Inc.


Name                  Address                       Office
----                  -------                       ------
James M. Fail         1901 Sixth Avenue North       Director, Chairman of the Board,
                      Ste. 1550                     Chief Executive Officer
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway    Director, President, Secretary,
                      Ste. 1901                     Treasurer
                      Dallas, TX 75206

Kathryn Fail Smith    4160 N. 49th Way              Director, Vice President
                      Phoenix, AZ 85018

Robert I. Boykin      26 Bridal Path Lane           Director, Vice President
                      Snowmass, CO 81615


Stone Capital, Inc.


Name                  Address                       Office
----                  -------                       ------
James M. Fail         1901 Sixth Avenue North       Director, Chairman of the Board,
                      Ste. 1550                     Executive Committee
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway    Director, Chief Executive Officer,
                      Ste. 1901                     President, Treasurer, Secretary,
                      Dallas, TX 75206              Executive Committee

Kathryn Fail Smith    4160 N. 49th Way              Director, Assistant Secretary
                      Phoenix, AZ 85018

Robert I. Boykin      26 Bridal Path Lane           Director, Assistant Treasurer
                      Snowmass, CO 81615

R. Brad Oates         8150 N. Central Expressway    Executive Vice President
                      Ste. 1900
                      Dallas, TX 75206

Stone Investments, Inc.
-----------------------


Name                  Address                        Office
----                  -------                        ------

James M. Fail         1901 Sixth Avenue North        Director, Chairman of the Board
                      Ste. 1550
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway     Director, President, Treasurer
                      Ste. 1901
                      Dallas, TX 75206

R. Brad Oates         8150 N. Central Expressway     Director, Executive Vice President
                      Ste. 1900
                      Dallas, TX 75206


Imagine Investments, Inc.
-------------------------


Name                  Address                        Office
----                  -------                        ------

James M. Fail         1901 Sixth Avenue North        Director
                      Ste. 1550
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway     Director
                      Ste. 1901
                      Dallas, TX 75206

Robert T. Shaw        8150 N. Central Expressway     Director, President
                      Ste. 1900
                      Dallas, TX 75206


                                      -2-